Exhibit 2.4

WARRANT STANDSTILL AGREEMENT

This AGREEMENT (the “Agreement”) is made as of the 3rd day of April, 2007, by           (the “Holder”), in connection with such Holder’s ownership of Warrant Nos.           (collectively, the “Warrants”) to purchase shares of common stock, par value $0.0001 (the “Common Stock”), of FermaVir Pharmaceuticals, Inc., a Florida corporation (the “Company”).

NOW, THEREFORE, for good and valuable consideration, the sufficiency and receipt of which consideration are hereby acknowledged, Holder agrees as follows:

1.             Background.

a.             Holder is the actual and/or beneficial owner of the Warrants to purchase the number of shares of Common Stock designated on the signature page hereto.

b.             Holder acknowledges that the Company has entered into or will enter into an Agreement and Plan Of Merger and Reorganization (the “Merger Agreement”) with Inhibitex, Inc. (“Inhibitex”) and Frost Acquisition Corp. (“Merger Sub”) providing for the merger of the Company with and into Merger Sub (the “Merger”).  Holder understands that, as a condition to proceeding with the Merger, Inhibitex requires, and the Company has agreed to obtain an agreement from the Holder to refrain from exercising the Warrants owned by the Holder from the date of the Merger Agreement until the completion of the transactions contemplated under the Merger Agreement (the “Restriction Period”).

2.             Warrant Restrictions.

a.             Holder hereby agrees not to exercise the Warrants during the Restriction Period, whether for cash or on a cashless basis.

a.             Holder hereby agrees that during the Restriction Period, the Holder will not sell or otherwise dispose of the Warrants (to the extent such transfer is permitted under the terms of the Warrants) unless the transferee agrees in writing to the restrictions herein set forth.

3.             Miscellaneous.

a.             At any time, and from time to time, after the signing of this Agreement, Holder will execute such additional instruments and take such action as may be reasonably requested by Inhibitex to carry out the intent and purposes of this Agreement.

b.             This Agreement shall be governed, construed and enforced in accordance with the laws of the State of New York without regard to conflicts of laws principles that would result in the application of the substantive laws of another jurisdiction, except to the extent that the securities laws of the state in which Holder resides and federal securities laws may apply.  Any proceeding brought to enforce this Agreement may be brought exclusively in courts sitting in New York County, New York.

c.             This Agreement contains the entire agreement of the Holder with respect to the subject matter hereof.

d.             This Agreement shall be binding upon Holder, its legal representatives, successors and assigns.

e.             This Agreement may be signed and delivered by facsimile and such facsimile signed and delivered shall be enforceable.

f.              The Company agrees not to take any action or allow any act to be taken which would be inconsistent with this Agreement nor to amend or terminate this Agreement without the consent of Inhibitex.

g.             Inhibitex is a third party beneficiary of this Agreement, with right of enforcement.

IN WITNESS WHEREOF, and intending to be legally bound hereby, Holder has executed this Agreement as of the day and year first above written.

HOLDER:

(Signature of Holder)

(Print Name of Holder)

COMPANY:

FermaVir Pharmaceuticals, Inc.

By:
	Name:	Geoffrey W. Henson
	Title:	Chief Executive Officer

Shares of Common Stock issuable upon exercise of the Warrants